Exhibit (h)(1)(iii)

EXHIBIT A

(revised February 18, 2016)

Portfolio	Administration Fee
Highland Long/Short Equity Fund	0.20%
Highland Long/Short Healthcare Fund	0.20%
Highland Floating Rate Opportunities Fund	0.20%
Highland Merger Arbitrage Fund	0.20%